March 7, 2019

Peter M. Mavoides
Chief Executive Officer
Essential Properties Realty Trust, Inc.
902 Carnegie Center Boulevard, Suite 520
Princeton, New Jersey 08540

       Re: Essential Properties Realty Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted March 1, 2019
           CIK No. 0001728951

Dear Mr. Mavoides:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities